Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120

E. Taylor Brody
ebrody@stradley.com
215-564-8071

October 22, 2020

Filed via EDGAR
Ms. Jaea Hahn
Mr. Jeff Long
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Filing on Form N-14 for Delaware VIP Trust (File No. 333-248704)

Dear Ms. Hahn and Mr. Long:
On behalf of Delaware VIP Trust (the “Registrant”), submitted herewith under the EDGAR system, are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you communicated on October 13, 2020 and September 24, 2020 with regard to the Registrant’s Prospectus/Information Statement on Form N-14 (the “Information Statement/Prospectus”).  The Information Statement/Prospectus was filed as part of the proposed reorganization of one series of the Registrant into another series of the Registrant.
The Registrant delayed effectiveness of the Information Statement/Prospectus and filed a related pre-effective amendment at the request of the Staff to address Comment 4 below. As discussed, the Registrant intends to formally request acceleration of the effective date of the Information Statement/Prospectus in order to maintain the planned timing of the Reorganization.
Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Information Statement/Prospectus.
Accounting Comments

1.	Comment: In order to be shown in the fee tables, the fee waivers are required to continue for at least one year following the Reorganization.
Response: The Registrant will revise the Information Statement/Prospectus to show the fee waivers continuing for at least one year following the Reorganization.
2.	Comment: In the fee table, please add a footnote to say that the information shown for the Acquiring Series’ Service Class is not actual since the Class has not commenced operations.
Response: The requested changes will be made.
3.	Comment: In the “Reasons for the Reorganization” section of the Information Statement/Prospectus, please confirm that there are no plans for portfolio repositioning.

Response: The Registrant confirms that it does not plan for any portfolio repositioning and related disclosure will be added to the “Reasons for the Reorganization” section of the Information Statement/Prospectus.
4.
Comment: The calculation described in Item 11.01 of Regulation S-X must be calculated on the fund, rather than trust, level. Therefore, please refile the Information Statement/Prospectus to include Part B pro forma data for the Series.

Response: The Registrant filed a pre-effective amendment to include Part B pro forma data for the Series on October 2, 2020.
Legal Comments

5.
Comment: Under the discussion of the “Comparison of Investment Objectives, Strategies, Risks, and Investment Restrictions” on page 3 of the Information Statement/Prospectus, please clarify whether the risk/return profile will change for shareholders as a result of the Reorganization. In addition, please confirm that there are no plans for portfolio repositioning.

Response: The risk/return profile will not change for shareholders in the Reorganization.  In addition, the Registrant confirms that it does not plan for any portfolio repositioning. Related disclosure will be added to the Information Statement/Prospectus.

6.
Comment: On page 6, under the heading “Comparison of Investment Objectives, Strategies, Risks, and Investment Restrictions—Foreign Equity Securities”, please provide more discussion on the Series’ investments in emerging markets securities. Specifically, please disclose (i) whether the Acquiring Series may invest in emerging market securities, (ii) what is considered an emerging market security for each Series, and (iii) whether there is any limitation on investment in emerging markets for the Acquiring Series.

Response: The Acquiring Series may invest in emerging market securities. Emerging market securities are securities from those countries included in the MSCI Emerging Markets Index. The Acquiring Series does not have a limitation on investment in emerging markets, but does not anticipate investing significantly in emerging markets. Related references will be added to the Information Statement/Prospectus.
7.	Comment: Please confirm supplementally whether DMC can recoup waived fees after the closing date of the Reorganization. Please specify whether the ability to recoup fees will survive.
Response: The Registrant confirms that DMC will not be able to recoup waivers after the closing date of the Reorganization. The ability to recoup waived fees will be terminated upon the closing of the Reorganization.
8.	Comment: Under the description of “Board Considerations,” please state whether the Board considered factors that weighed against the approval of the Reorganization.
Response: The discussion in the “Board Considerations” section contain a description of the factors considered by the Board in their approval of the Reorganization. The Registrant respectfully declines to add additional language as such disclosure is not required by Form N-14.
9.	Comment: Please quantify supplementally the “high degree of portfolio holding overlap” between the Series that is discussed on page 20 under “Reasons for the Reorganization”.

Response: The Series had approximately 98.4% of their portfolios in common as of June 30, 2020.
10.	Comment: On pages 19 and 20 of the Proxy Statement/Prospectus, please delete the following reference: “however, this summary is qualified in its entirety by reference to the form of Agreement.”
Response: The reference regarding qualification of the summary of the Agreement will be deleted as requested.

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Please do not hesitate to contact me at (215) 564-8071 if you have any questions or wish to discuss any of the responses presented above.
Very truly yours, /s/ Taylor Brody Taylor Brody